Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of remarks by Francis deSouza, Chief Executive Officer and President of Illumina, Inc. (the “Company”), at the Cowen Healthcare Conference held on March 2, 2021.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

Doug Schenkel Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

PRESENTATION

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. Thank you, and good afternoon, good morning, good day to everybody. I'm Doug Schenkel. I'm from Cowen's life science and diagnostic  tools team. It's my pleasure to welcome Francis deSouza, Illumina's President and Chief Executive Officer, to the 41st Annual Cowen and Company Healthcare Conference. Thanks for being here, Francis. We appreciate you taking the time.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Doug, thank you and the Cowen team for having me.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I wanted to start off with a high-level question, but we may -- do we have to do a safe harbor and keep the lawyers happy?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes, we do.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

It's only 3 sentences.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

All right. Cool.

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Francis A. deSouza - Illumina, Inc. - CEO, President & Director

So let me start with it. I've been asked to remind you that my comments today could include forward-looking statements. You should refer to our SEC filings for a discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It's our intent that all forward-looking statements regarding our financial results and commercial activity made during today's discussion will be protected under the Private Securities Litigation Reform Act of 1995. Okay.

QUESTIONS AND ANSWERS

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

All right. Good job. So I want to start with a high-level question. And I thought of this the other day when I was talking to an investor, one of our clients. And I was asked how much focus is there on the large cap names versus kind of the relatively smaller, mid cap, higher-growth companies. And as I thought about it, relative to most of the time I've spent covering the space, I am spending a ton of time on the relatively smaller names and a notably smaller amount of time talking to people about some of the large caps in the space.

And I think Illumina falls somewhere in between in terms of the focus, at least in my discussions. But it's interesting. I don't feel like Illumina is getting as much attention in my discussions as it normally does. And I think that's maybe attributable to the fact that there's so much new going   on in areas like single cell and spatialomics and emerging proteomics tools and then liquid biopsies just coming of age. So there's a ton of focus there.

But in not all of those things I just mentioned, but most of them, sequencing plays a key role. And if sequencing isn't key to each of those things I just mentioned, sequencing and genetics is an important adjacency. And by extension, that means Illumina is really important in each of these different categories where I'm spending most of my time talking to investors these days.

So I guess my question to you is, what do you think of these market trends? And then longer term, I guess, now and in the long term, how do you feel Illumina is positioned as both an enabler as well as a direct participant in some of these applications.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

That's a great question, Doug. And it really does feel like we are entering a sort of golden era, if you like. It does feel like we're entering this golden era where you're seeing this enormous amount of innovation on the research side. You're seeing, as you said, in single cell and spatial; on the clinical side, liquid biopsy, and early detection now is emerging. MRD is also emerging as a new category.

And the thing I heard is if we think of the 19th century as the era of the atom and the industrial revolution, and we think of the 20th century as the era of the bit and the technology revolution, it really does feel like we're entering the 21st century, where this is going to be the era of biology and the genome. And our work at Illumina has been to try and enable all these spaces to be created.

Like we spend a lot of time catalyzing what we believe is going to be hundreds of spaces that leverage the high-throughput readout capability of Illumina. And so by driving the cost of sequencing down and making our high-throughput readout capability available, we have worked on catalyzing all these spaces. And a lot of the companies you listed, 10x and NanoString and Guardant, we've worked on from the beginning to try and help catalyze that space.

And so our philosophy is we want to get those areas created and have them become big, and we want to be the readout technology behind them. So for example, we are very closely part of and we are the readout technology for 10x, for example. We are the readout technology for NanoString; so in spatial and single cell. On the proteomics side, we are the readout technology for Olink, for example.

And so our philosophy is that we want to be the readout technology for all these really hot spaces that are emerging. We want to catalyze them and create them because they drive lots of demand for sequencing. While we don't get maybe all the headlines that some of these new categories are getting, it's very consistent with our philosophy, which is we want to catalyze those spaces. We're going to create them, and we want to make sure we are the engine powering those applications from a readout perspective.
And we're fantastically well placed. I was showing a slide at one of your conferences about all these different categories, whether it's liquid biopsy and the work Garden is doing and Natera is doing. And behind all of them, you'll see Illumina sequencing, which is really exciting.

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Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Super helpful. And we're going to talk about GRAIL in a little more detail momentarily. But if we think about GRAIL as an example of where Illumina all of a sudden did something that was different and maybe a little bit out of character, which was essentially moving from being an enabler of an application to actually being more of a direct participant in a market. And you've done that from time to time, but GRAIL is certainly the most sizable example of you doing that.

As we think about all these applications -- and again, GRAIL was probably a special situation. But are there things that we can glean from why you did the GRAIL deal in terms of applying a framework for how we should think about instances where Illumina isn't going to be content to just be   an enabler? Where -- I guess, essentially in a wordy way, what I'm asking are what are the rules that you apply that would say, okay, this is an area where we want to be a direct participant?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. It's a great question. It's a question we think about a lot, as you can imagine, and it's a question that any platform company has to think about. I'll say a few things. Our overall philosophy is for the hundreds of segments -- and we talked about some of the newer ones like single cell, spatial  or proteomics, for example. For literally hundreds of segments, including all the way to data storage where we partner with Microsoft and Twist    to store IT data and explore that area.

For all those hundreds of segments, our philosophy is that we want to be the platform. We want to be the sequencing engine that drives all these different segments. We want to be the best partner for the players in those segments. We want to win that business. We want to catalyze them by not only by being the best sequencer, but make sure, they get the other things they need.

We have an accelerator, for example, where we invite terrific entrepreneurs to help them start businesses in these areas. We have Illumina Ventures. And so, we want to catalyze those spaces, and in most of those hundreds of segments, we want to be the platform.

Now from time to time, though, there are spaces that meet certain criteria. And what we're looking for are spaces that are large and have lots of growth opportunity in front of them. And can create a differentiated position. So there's either rich IP or some other reason why you can create a differentiated position. And then it should be strategically important.

And so we've picked a few areas over the last decade-plus, where we want to provide more of an end-to-end solution. For example, you saw us do that in 2013 when we acquired Verinata. And now we have in the market an end-to-end solution, VeriSeq NIPT, that's a CE-IVD marked product that we sell all the way from front end, the automation, the sequencers all the way to report.

And the reason we did that in 2013 was we knew NIPT was going to be one of the first significant genomics clinical space, and it ended up being the fastest adopted diagnostic test here in the U.S. We knew it was going to be a big space for genomics applications. And there was lots of IP in the space. And so you could actually create a differentiated position in that space.

And then strategically, it helped us because we knew the future of our business was going to be much more clinically oriented than it had ever been. So until 2013, our entire market was the research market. And so we used Verinata to catalyze our own clinical transformation.

We embarked, based on that acquisition as a catalyst, on our own clinical transformation and redid every process in our company- how we build products, market products, sell products - to become much more clinically focused. And partly because of that, we went from having almost 0% of our business being in the clinic in 2013 to now it's almost half, like 43%. And so strategically, that was very important.

So when we looked at GRAIL, it met the same criteria. Early detection of cancer, multi cancer is going to be the largest genomic application over   the next decade by far, so large and growing. And GRAIL has a very differentiated position because of all the IP it has. So not only is it going to be first to market by some substantial time, but it has a very significant IP position, 230 patents already issued and 170 pending. And it also helps catalyze our move into having more of a test service offering as well. So strategically, it plays that function and it gives us access to what could be an unmatched data repository. So catalyze our own innovation for future diagnostic tests, and so that's how we think about it.

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It's not any different from other platform companies in our space, like a Thermo. Or if you think about an Amazon or an Apple, they'll have the platform, and then they have a few applications that they provide themselves. It makes you a better platform company, too.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Let me -- I said we're going to come back to it later, but let's -- maybe let's just stick on GRAIL for a minute or two more. So and this, I guess, will be a better segue than I meant it to be, as I kind of asked about when would you build versus buy essentially. But I mean, in a way -- and I'm oversimplifying. And you -- what you just said, will render this a huge oversimplification.

But if I think of Illumina as being the top provider of genetic tools in the world, which has done okay in clinical but has been more successful as an enabler of clinical tools. Then you go over here, where you layer in we know could be the biggest opportunity in diagnostics ever in asymptomatic cancer screening, there's a lot of area between here and here. Would you say it's possible that there are going to be attractive opportunities for you to pursue to basically fill the gap between what Illumina has always been and what GRAIL brings to the table?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. It's a good question. And if you look at our track record, what we are drawn to is sort of the big, hard problems and the big spaces. and what we have done less of is just go around the adjacencies of those spaces.

So for example, in sequencing, we go after the sequencer. We haven't done a whole lot in library prep. There are a few areas where we think we can provide unique value. Even though it's an adjacency, and it would be kind of easy for us to get into, but we haven't been drawn to that. We have an ecosystem that does that.

And so I'd say, look, even in the spaces between life science tools and GRAIL, there are a bunch of companies that have spaces in between, as you said. If we feel any one of them is big and has IP, that would make us drawn into it, not just because it's adjacent to what GRAIL does or what we do.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. All right. That's a helpful framework. In terms of the timing for the launch of Galleri, that is still midyear. Is it Q2? I have Q2 in my notes.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Q2. Then they announced today, actually, their first U.S. health system. So that's exciting. We've been asked a lot about what's the go-to-market model. And they announced that Providence has signed up to take Galleri to market.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

In terms of what's in guidance for this year, recognizing CMS reimbursement isn't going to be there presumably, any assumption you have in guidance for the GRAIL revenue contributions are pretty nominal.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Our philosophy on the guidance we gave is it doesn't include any GRAIL. So it's pure Illumina. And so that 17% to 20% is just Illumina.

Now in terms of timing, we expect the deal to close in the second half of the year, and they're launching in Q2. So they'll still be ramping up. We'll update the guidance once we close, but to your point, frankly, it shouldn't be -- it should be fairly small because they're still not phased.

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Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. And then in terms of the studies you're going to need to do, I mean, I still think there's some ambiguity about that. But I think the assumption is there's going to have to be some prospective, randomized studies done that are probably pretty sizable in the tens of thousands of patients, if not well above 100,000 patients to support FDA approval and then broader CMS reimbursement. I think there's a lot of things that need to evolve in terms of how regulation and reimbursement works here. But those types of studies, should we expect that those could be or will be initiated in 2022? Or is that not necessarily the case?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes, what -- I'll say a few things. One is we don't believe additional studies are necessary for Galleri to be successful. So we think that -- and certainly, PATHFINDER is going to be reporting out soon, they said. We think PATHFINDER should continue to validate the performance data that GRAIL has put out there.

But -- and there is some question, is that a binary event? We don't think it is. Some investors are viewing it as a binary event. I think it will be good to get that data out and put it behind us. And we think it will, again, be consistent because of the size of the trials they've done so far, and a small team of us had a chance to look at that interim PATHFINDER data. So we think that will be meaningful to some investors to see that it is consistent.

But then Galleri is launching and running as an LDT, and the commercial model relies on the health systems that they've signed up. So they've announced NHS and now Providence. And so we don't think that any studies are essential from a performance perspective but also from a launch perspective.

Now we have baked in -- and GRAIL is going to continue to do additional studies. Their intent is to do an FDA submission in 2023 and then pursue broader reimbursement from CMS and private payers. And to do that, what they'll look to do is continue to amass the body of evidence that shows both the clinical utility as well as the economic value of rolling out Galleri. And so we've built into our assumptions continued studies that are going to drive the bolus of evidence to tip the market over to reimbursement.

Having said that, there have been some encouraging signs recently -- around even in Congress, the bipartisan bill that's been introduced. It looks like there is bipartisan support to accelerate reimbursement for multi-cancer blood tests like GRAIL's, for example. And so that could accelerate things.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

You have one more, and this is maybe getting a bit more forensic than I should in this forum, but I'll try it anyway. Yes, the announcement by Providence, I mean, I think they said the plan is to initially use this at California, Washington and Oregon point-of-care sites, and then eventually, it's going to be available across Providence's entire, I think, it's 7-state footprint is what it said. So I mean that's 50 hospitals, 1,100 health clinics. That's 5 million patients. Maybe it's too early to tell, but could it be that -- is it basically every 55-year-old and over within the health system that could be eligible for this?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

So I'll leave it to the GRAIL team to talk about the specifics beyond what's in the press release, but the press release does give you enough to get excited about. These are big, top-tier health systems. It serves some very large markets and its entire population is large. And so they'll have to talk about how it gets rolled out.

But you take this and add to what the NHS said and the ramp that they've laid out. With 165,000 people starting this year, they want to get to 1 million people in calendar 2024. So that may dribble over a little bit into 2025. And then they want to go population-wide.

So what's exciting, I think, and for us, especially is these aren't small partners. ThThese are very ambitious plans. These are population-wide plans. And so it's -- I mean, frankly, it's fantastic to see that the strength of the product that allows top-tier health systems to make such big commitments to GRAIL this early. I mean it really does speak to the quality of the work they've done.

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And what we haven't talked about is they're also working with some top-tier cancer centers in the U.S., based on the IDE they got from the FDA. And they are actually returning results at some very top-tier cancer hospitals in the U.S. And so there's additional evidence there where you're seeing some of the best cancer hospitals using GRAIL today, returning results to patients. It's starting to build up that this is a very good test.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

And now I'm going to try to bring it back to the core business. So actually, let's talk about the product road map. On the fourth quarter conference call, you acknowledged that Illumina has made new product introductions at investor conferences. But that you would prefer to introduce products in front of customers.

I know we're in an investor conference, and I probably shouldn't ask this question. And I also know you don't preannounce product launches, but we know there is a global customer event coming up in April. Again, I know you're not going to -- I mean you're welcome to tell us what's coming there, but I'm guessing you're not going to. But is that the type of event that would be conducive to a notable product launch?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

So Doug, I'm going to break some of the mystery right now and say I will not be announcing a product at this conference. So at Cowen for the rest of my speech, I am not going to break any news about products. I know people are waiting with bated breath, but no.

So look, that is what I've said before. And you can understand the sentiment, right? And look, typically, we announced at the big conference at the beginning of the year, lots of people there. It's a good venue. But I would much prefer to announce in front of customers.

To that end, we are going to be launching an annual global customer conference. I am hugely excited about it. You should hear some news about   it soon. The attendee base, the speaker lineup is shaping up really well. And the intent is to bring together -- we hope this will be sort of a unique conference in our space. And it will be more of a genomics conference rather than just an Illumina conference.

And what we want to do is bring together, for example, all the people that are working on population sequencing efforts around the world and have tracks for them where they can share with each other and learn. Same thing with oncology testing and reproductive health. And we think there's a real need for that because there are the scientific conferences and there are investor conferences. And what we want is something in between for practitioners. Now there will be an element of both, but you'll also hear about regulatory issues, for example, and reimbursement. And so I'm really excited about it.

Now I will be excited about it every year because I love being in front of customers, and from time to time, of course, we will announce products there. But I wouldn't view it -- so it's not going to be like an Apple thing, where you should expect every year that's the place we will announce products. Our philosophy in products is we'll announce products when we think the timing is right, and then we'll look for an announcement vehicle. I will be more energized if it happens in front of customers, but that won't drive our timing. We'll announce products when they're ready.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. Super helpful, and I'm not disappointed. It's okay. So building off of that. One thing that I think a few of us have observed is with the v1.5 product launch, the series of flow cells that are run on the NovaSeq, essentially, you lowered the price per data for all customers to a level that's pretty close to in line with what major genome centers, major customers have. At least that's what it looks like on the surface. I'm sure there's still a little bit of a delta, but it's closer than normal or at least normal as defined by what we're used to with Illumina historically. Is it logical to think that at some point, you're going to want to, in some form, whether it's a new product or new products or just a new pricing scheme, that you're going to want to restore that differential treatment for your biggest customers along the lines of what we've seen from Illumina historically?

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Francis A. deSouza - Illumina, Inc. - CEO, President & Director

That is a really good observation, Doug, and it's clear that you've followed this space for a long time. Because that is the rhythm of our business a little bit, right? So what happens is when we launch a new instrument, especially at the high throughput segment, the early adopters are the very large genome centers and the service providers. And what it does for them and what justifies the rapid embrace we've seen is that it gives them     a competitive price advantage in the market. And so for them, they're able to quickly upgrade. That helps the industry, that helps us.

And then over time, the smaller core labs are able to put in the grants, create the budgets. And over time, they drive up the next waves of upgrades. What that means over time, as you said, is that the price differential sort of compresses a little bit, and then we get to the next upgrade cycle. So that is -- typically, again, there's no specific time associated with it, but generally, that is sort of the rhythm of our business.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

And I'm going to try to ask this succinctly because it's something we've talked about a bunch over the years, including when you first took the helm as CEO. Yes. One of the challenges for Illumina -- and maybe it's a high-class problem to have. But throughout Illumina's sequencing history, there's been this pattern of boom-bust cycles where you roll out a new instrument, demand exceeds expectations, instrument revenue grows extremely robustly for 1.5 years to 2 years. And then you get to the other side of it. And all of a sudden, you're not growing as much. There's research reports out there asserting that elasticity is dead and everybody gets negative on Illumina. And then you repeat, rinse and repeat.

And I think one of the things that you were trying to do when you came on board was to avoid this pattern. And to some extent, you really have, given we've seen a more prolonged NovaSeq life cycle. That being said, how important is it for you to avoid these boom-bust cycles moving forward?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Another great observation. You're right. I mean, 2014, for example, we grew over 30% and then 20% and then just under 10% by 2016. And so that was, again, -- it was a new product introduction driven revenue cycle. And overall, it grew, but it definitely had this kind of wave to it.

And it has been a focus for me and for us as a company to drive more predictability in our business model and move away from that boom-bust cycle. And I'm actually really happy with the progress we've made. And I'll talk about things we're doing from a product perspective, and then I'll take a step back and talk about from a company perspective, some of the changes.

From a product perspective, we are being more intentional about driving for a multi-year upgrade cycle. You saw that very much with NovaSeq. You'll see that with the NextSeq upgrade cycle. And so what -- instead of having it be a two to three-year upgrade cycle with NovaSeq, we're entering year five, and we just came off in Q4, our second highest order quarter ever.

And so the way we've done that is by timing the flow cells so that we activate different parts of the customer base at different times. That's been incredibly effective, and you should see us continue to do that approach more going forward to drive more predictability in the revenue ramp.

The second thing is our business has moved more towards recurring revenue. And so now recurring revenues of consumables and services represent 85% of our business. And so the instruments side of our business is now just 15% of our business, and that's split across multiple instruments.

And so we're now at the stage where no one instrument upgrading can drive the boom-and-bust cycle. And I think that puts us in a much better, much healthier place as a company because it allows us to be more predictable in terms of how we grow and how we plan our spend against that growth. And I think it positions us much better with investors because there's now more predictability in the revenue ramp than there has been historically.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I would think that as you think about future product launches, it gives you a little more flexibility as you think about go-to-market strategy, right? I mean, there may be different levers that you could pull to drive adoption where you get more predictable revenue flows over time versus what you were able to do ten years ago. At least you can think about those things.

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Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Absolutely. And the other thing it does strategically for us is it opens up this new strategic lever around capital pricing. We can now have much more flexibility on the cost of an instrument because it's not as big a part of our revenue mix. So now if we wanted to push reagent rental more aggressively. Or it just gives us now another strategic lever that we have access to in terms of how we evolve and create markets. But also, it gives us a competitive lever now that we have more access to than we've ever had.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

A couple of closing questions, Francis. As we think about 2021, what do you think the three biggest drivers will be for core Illumina? I mean, is it kind of catch-up demand from last year, or pop gen, in liquid biopsy? I mean those would be the three that jump out at me. Or is there something else that should be on the list?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Let me tweak it a little bit. I think you're right, our core business is very strong, specifically oncology testing is doing, better than we expected. Population sequencing is the other one we talked about, the big three that everybody watches. But we've also talked about the fact that we have seen a number of others come online that are strengthening that whole base, like smaller countries like Denmark that are going to be contributing.

The other thing that I'll add is you will see some contribution from surveillance. For us last year, COVID testing was pretty minimal. We did our part to help create the surge testing capacity needed. We got the EUA for COVIDSeq, but there is a real demand for surveillance, and that's playing out. And it's part of the reason we strengthened our forecast for Q1. Again, I think the bulk of the story of the year will be our core business, but I think there will be a story of surveillance as well.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Yes. And there were sort of some almost like clunky logistical limitations to why just given how the system works, at least in the U.S. It was hard to see, practically speaking, how sequencing was going to play a big role in acute testing needs. But for surveillance, that's different, right? Because you're re-flexing the central labs. There's now funding to do that. So this is why maybe, last year, the hype got ahead of reality on Illumina's role in COVID testing for clinical purposes.

But it's notable to me, if I'm thinking about this right, that, ultimately, you played that down last year. There's no reason for you to stick your neck out. You must have some confidence that surveillance can turn it to something that is at least somewhat material for Illumina for 2021.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

I think it will certainly be more material than testing was last year, and we're already seeing that. And you're exactly right. This isn't about testing. This isn't about burst testing. This is about surveillance. And the other point I'll make, and just add to what you said is, it's becoming clear that surveillance is a durable need. It's not just for COVID. What we're hearing is it's both a public health priority and a national security priority for countries for them to be watching for the next coronavirus or antimicrobial resistance but also bio terrorism. And so well, that's exciting to us because this is now opening up a new market that's going to be here not just this year but for years going forward.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

No, it's good to hear. I mean it's -- I mean, not to get on my high horse, but it's about time that the Western world starts to pay a little bit more attention to this and budget some money for these programs. So when you talk about it as something that's a durable driver to demand, I think that's something that should make us all feel better about not just Illumina but the broader outlook.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Absolutely.

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Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

All right, Francis. We're a minute over time. We covered a lot. As always, there would have been a lot more to talk about, but I think this was great. So as always, really appreciate your time. Thank you.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thank you, Doug.

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REFINITIV STREETEVENTS | www.refinitiv.com |

©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction.  The Registration Statement was declared effective by the SEC on February 9, 2021. The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or the Registration Statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the consent solicitation statement/prospectus that is included in the Registration Statement, as well as in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the consent solicitation statement/prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.